TransAlta’s Wabamun plant status update

CALGARY, Alberta (August 26, 2005) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced it has begun activities to return to service its Wabamun unit four power plant.

TransAlta was forced to shut down the plant on August 3, 2005 due to the CN train derailment and resulting oil spill into Lake Wabamun, Alberta. The plant has remained shut down in order to both support the lake cleanup efforts and to ensure plant equipment could safely use the water supply from the lake.

Since the shutdown, TransAlta has been monitoring the situation in consultation with regulators and CN to determine when it was safe and appropriate to return the Wabamun plant to service. In addition, TransAlta has developed a return to service plan in conjunction with regulators and CN. The return to service plan would bring the 279 MW plant back into service in stages.

During the restart activities, TransAlta will continue to work with Alberta Environment, CN, key stakeholders and consultants to ensure that TransAlta’s activities are well coordinated with the cleanup efforts and other activities occurring in the Lake Wabamun area.

TransAlta estimates operating income has been adversely impacted by $11 million to $13 million to date as a result of the shutdown. TransAlta is seeking recovery for all losses from those responsible.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile for investors by operating a highly contracted portfolio of assets in Canada, the U.S., Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For more than 90 years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Investor inquiries:

Sneh Seetal

Daniel J. Pigeon

Senior Media Relations Advisor

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com